Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Compton Petroleum responds to market activity

           CALGARY, May 7 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) wishes to announce that on the direction of the Investment Industry
Regulatory Organization of Canada, the Company is not aware of any specific circumstances that may be contributing to the recent increase in market price and the level of trading activity of its shares.

           About Compton Petroleum Corporation

           Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

           %SEDAR: 00003803E          %CIK: 0001043572

           /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
           (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 14:12e 07-MAY-09